82-4506

RECEIVED
2004 JUL -6 A 8:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CHB CHOHUNG BANK

June 29, 2004

Ms. Sandra Kinsey
Office of Int'l Corporate Finance
Securities and Exchange Commission

04035190

Notice of Cancellation of Listing

I, being a duly authorized officer of Chohung Bank, hereby give notice of cancellation of Chohung Bank's listing on Korea Stock Exchange as of July 2, 2004, following a share swap with Shinhan Financial Group by which Chohung Bank became a wholly-owned subsidiary of the Shinhan Financial Group.

Sungyoon Kim

Sung-Yoon Kim
General Manager
Planning Division

SUPPL

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

dlw 7/6

14,1-ga, Namdaemoon-ro, Jung-gu, Seoul 100-757, Korea · Phone : 822-2010-2296